Exhibit (a)(1)(K)
Prospectus for Public Offer for the Acquisition of Shares Enel Américas S.A.

PROSPECTUS
PUBLIC OFFER FOR THE ACQUISITION OF SHARES
of
ENEL AMÉRICAS S.A.
PUBLICLY HELD LIMITED LIABILITY STOCK CORPORATION
SECURITIES REGISTER ENTRY NO. 175
by
ENEL S.p.A
COMPANY INCORPORATED AND VALIDLY EXISTING UNDER THE LAWS OF
THE REPUBLIC OF ITALY
ENEL S.p.A offers to acquire up to 7,608,631,104 shares issued, fully subscribed and paid for of ENEL AMÉRICAS S.A., equivalent to approximately 10% of the total shares issued by such company as of this date (hereinafter the shares issued by Enel Américas S.A. shall be referred to as the “Shares” and individually each of them a “Share”), at a price of $140 per Share, payable in pesos, the local currency, in accordance with the terms and conditions indicated in this prospectus and in the corresponding notice of commencement (the “Offer”).
In conjunction with this Offer, Enel S.p.A. will make an Offer in the United States of America (“United States” or “U.S.”). to acquire, at the same price (in its US dollar equivalent) and on substantially the same terms as described in this prospectus and up to the same maximum amount of Shares as set forth in the preceding paragraph, (i) Shares held by US resident shareholders, in accordance with the rules contained in “Regulation 14d-1(d)” of the United States. The United States Securities Exchange Act of 1934 (as amended, the “Exchange Act”); and (ii) the Shares represented by American Depositary Shares (each an “ADS” and together the “ADSs”), which in turn represent 50 Shares each, of all holders of ADSs, wherever they reside (the “U.S. Offer”).
If, after reading this prospectus, you have any questions or need further information about the terms and conditions of the Offer, you are advised to contact the administrator of the Offer, BTG Pactual Chile S.A. Corredores de Bolsa, at the telephone no. (56 2) 2587 5450, or at their head office at Av. Costanera Sur 2730, 23rd Floor, Las Condes, Santiago.
Administrator of the Offer
Santiago, March 14, 2021
(Consolidated text with rectifications dated March 25, 2021, in compliance with the instructions from the Chilean Financial Market Commission under Letter No. 18.160 dated March 22, 2021)
This prospectus has been prepared by BTG Pactual Chile S.A. Corredores de Bolsa in conjunction with the Offeror, for the purpose of providing general information about the Offer, so that each shareholder may individually and independently assess the desirability of participating in it. The preparation of this document has used publicly disclosed information provided by Enel Americas S.A. and general publicly available information, which has not been independently verified by BTG Pactual Chile S.A. Corredores de Bolsa nor by Enel S.p.A, who are therefore not responsible for it.

TABLE OF CONTENTS
SUMMARY OF THE OFFER	4
INFORMATION ON THE OFFEROR AND ITS CONTROLLING SHAREHOLDER	6
Information on the Offeror.	6
Major shareholders of the Offeror.	8
ECONOMIC AND FINANCIAL BACKGROUND OF THE OFFEROR	9
Main Activities and Businesses.	9
Financial Information.	9
Listing on Stock Exchanges.	10
PREVIOUS RELATIONS BETWEEN THE OFFEROR AND ENEL AMÉRICAS	11
Ownership.	11
Manner and time period in which the Offeror acquired its shares in Enel Américas.	11
Significant relationships.	11
Previous communications in relation to the Offer.	12
AIM OF THE OFFER AND BUSINESS PLAN	14
Aim of the Offer.	14
Business Plan	14
Agreements with Shareholders	14
CHARACTERISTICS OF THE OFFER	15
Total Amount of the Transaction	15
Shares; Markets; Amount; Proration	15
Offer period	15
Date and Newspapers for Publication of the Notice of Results	15
Recipients	16
Materialization System	16
PRICE AND PAYMENT TERMS	17
Price.	17
Control Premium.	17
Method of Payment.	17
Time and place of Payment	17
PROCEDURE FOR ACCEPTING THE OFFER	18
State of the offered shares	18
Formalities for the acceptance of the Offer and documents required.	18
Return of Shares.	19
GROUNDS FOR EXPIRATION OF THE OFFER	20
RIGHT OF WITHDRAWAL	21
FINANCING OF THE OFFER AND GUARANTEE	22
Financing of the Offer	22
Guarantees	22
ADMINISTRATOR OF THE OFFER AND INDEPENDENT ADVISORS TO THE OFFEROR	23
Administrator of the Offer	23
Independent Advisors to the Offeror	23
RISK FACTORS AND MARKET INFORMATION	24

Risk Factors.	24
Impact of the Offer on the Shares.	24
Market Price of the Shares.	24
Dividends	25
Tax considerations for Enel Américas shareholders.	26
INFORMATION LOCATIONS	27

SUMMARY OF THE OFFER
Enel S.p.A (“Enel” or the “Offeror”), in accordance with the provisions of Article 202 of Law No. 18,045 of the Securities Market (the “Securities Market Law”) and the provisions established in General Rule No. 104 of the Financial Market Commission (“CMF” in its Spanish acronym), published in the national daily newspapers El Mercurio and El Mostrador, in each case on March 14, 2021, the notice of commencement (the “Notice of Commencement”) of a public offer for the acquisition of shares in accordance with the terms of Title XXV of the Securities Market Law for up to 7,608,631,104 shares issued by Enel Américas S.A. (“Enel Américas” or the “Company”), a publicly held limited liability stock corporation registered in the Securities Register of the CMF under No. 175, Unique Tax Number (RUT) No. 94.271.000-3.
It is the intention of the Offeror to acquire up to 7,608,631,104 of the ordinary shares, from a single series and without par value, fully subscribed and paid for in which the share capital of Enel Américas is divided, at a price of $140 for each Share, payable as indicated in the Section “Price and Payment Conditions — Form of Payment” in this prospectus (the “Price”).
The Offeror will include US resident shareholders in the transaction, through the U.S. Offer, consisting of a public offer for the acquisition of shares to be carried out in accordance with the rules applicable to “Tier II” Offers under the Exchange Act. In addition, and considering that the ADSs representing the Shares are registered under the Securities Act and traded on the New York Stock Exchange (or NYSE), through the U.S. Offer, the Offeror will make the public offer for the acquisition of ADSs to ADS holders wherever they reside.
The Offer is subject, among other objective expiration conditions described in the Section “Grounds for Expiration of the Offer” in this prospectus, to the condition, by the Expiration Date, that the merger by incorporation of EGP Américas SpA (“EGP Américas”) into Enel Américas (the “Merger”) has not become effective in accordance with the terms approved at the Extraordinary Shareholders’ Meeting of Enel Américas held on December 18, 2020, pursuant to which the Merger was subject to the fulfilment of certain conditions precedent. Enel Américas disclosed by means of an “essential fact” dated March 5, 2021 that Enel Américas and EGP Américas executed on the same date a single public deed of declaration, evidencing the fulfilment of each and every one of the conditions precedent to which the effectiveness of the Merger was subject, and that the Merger will therefore take effect on April 1, 2021.
This document is the prospectus (the “Prospectus”) required by Article 203 of the Securities Market Law, which contains the terms and conditions of the Offer and sets out the procedures and mechanisms by virtue of which Enel Américas’ shareholders may accept and sell their Shares to the Offeror.
The Offer has a term of 30 calendar days, commencing on March 15, 2021 at 9:30 a.m. and expiring on April 13, 2021 at 5:30 p.m. (“Expiration Date”). All times mentioned in this Prospectus relate to Chilean mainland time.
The Offer will be made on the stock exchange, under the Firm Offer Package System (Sistema de Ofertas a Firme en Bloque) of the Santiago Stock Exchange — Securities Exchange (“BCS”), in accordance with the rules and procedures approved by the CMF, as described in the Section “Characteristics of the Offer — Materialization System” in this Prospectus. This process will be carried out by BTG Pactual Chile S.A. Corredores de Bolsa, in its capacity as administrator of the Offer (the “Administrator of the Offer”).
The Offeror shall communicate the result of the Offer by means of a notice to be published in the daily newspapers El Mercurio and El Mostrador on the third day following the Expiration Date, in accordance with Article 212 of the Securities Market Law and the instructions of the CMF (the “Notice of Results”). The Notice of Results will contain the total number of Shares offered for sale and acquired by the Offeror, and the percentage ownership of the Offeror that will be reached as a result of the Offer.
Payment for Shares acquired under this Offer will be made on April 20, 2021, that is, on the second trading day from the date of publication of the Notice of Results.
If you still have any questions or need further information about the Offer that is not contained in this Prospectus, you may contact the Administrator of the Offer at the telephone no. (56 2) 2587 5450, or at its offices located at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, Chile, at the times indicated in this Prospectus.
The above is a summary of the Offer, but does not contain all the necessary information to be considered in making a decision to sell. This summary should be read in conjunction with the other information contained in this Prospectus.

INFORMATION ON THE OFFEROR AND ITS CONTROLLING SHAREHOLDER.
Information on the Offeror.
Enel S.p.A, Unique Tax Number (RUT) No. 59.243.980-8, was constituted under the laws of the Republic of Italy as a publicly held stock corporation (società per azioni) on July 24, 1992, and operates in accordance with the provisions of the Italian Civil Code. Its registered address is Viale Regina Margherita 137, Rome, Italy. Enel is registered in the Register of Italian Companies of the Chamber of Commerce of Rome under number 00811720580 and its registration is currently in effect.
Since 1999, Enel S.p.A. has been listed on the “Mercato Telematico Azionario”, organized and managed by Borsa Italiana S.p.A. For purposes of this Offer, the Offeror has its address in Chile at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, Chile.
The Offeror’s purpose is the acquisition and management of ownership interests in Italian or foreign companies, as well as providing those companies with strategic guidance and coordination in respect of both their industrial organization and the business activities in which they are engaged. Through its affiliates or subsidiaries, the Offeror is particularly active in the production, distribution and sale of electricity and gas, both in Italy and in international markets.
The Offeror is not subject to CMF oversight.
The Offeror has a traditional system of corporate governance and is in compliance with the legal framework applicable in Italy for companies trading their shares on stock exchanges. The organizational structure of the Offeror includes: (i) a board of directors; (ii) a board of auditors; and (iii) a shareholders’ meeting. The body responsible for the administration of the Offeror is the board of directors.
The members of the board of directors of the Offeror, all with their address for these purposes at Viale Regina Margherita 137, Rome, Italy, are as follows:
Name	RUT/C.N.I.	Position
Michele Crisostomo	Not applicable	Chairman of the Board
Cesare Calari	Not applicable	Director
Constanza Esclapon de Villenueve	Not applicable	Director
Samuel Leupold	Not applicable	Director
Alberto Marchi	Not applicable	Director
Mariana Mazzucato	Not applicable	Director
Mirella Pellegrini	Not applicable	Director
Anna Chiara Svelto	Not applicable	Director
Francesco Starace	Not applicable	Director / General Manager (CEO)
For their part, the key executives of the Offeror, all with their address for these purposes at Viale Regina Margherita 137, Rome, Italy, are as follows:
Name	RUT/C.N.I.	Position
Alberto De Paoli	Not applicable	Chief Financial Officer (CFO)
Guido Stratta	Not applicable	Head of People and Organization
Roberto Deambrogio	Not applicable	Head of Communications

Name	RUT/C.N.I.	Position
Ernesto Ciorra	Not applicable	Head of Innovation and Sustainability
Giulio Fazio	Not applicable	Head of Legal and Corporate Affairs
Silvia Fiori	Not applicable	Head of Audit
Francesca Di Carlo	Not applicable	Head of Global Procurement
Carlo Bozzoli	Not applicable	Head of Global Digital Solutions
Carlo Tamburi	Not applicable	Head of Italy
José Damián Bogas Gálvez	Not applicable	Head of Iberia
Maurizio Bezzeccheri	26.490.357-2	Head of Latin America
Salvatore Bernabei	Not applicable	Head of Global Power Generation — Head of Africa, Asia and Oceania
Simone Mori	Not applicable	Head of Europe
Enrico Viale	Not applicable	Head of North America
Antonio Cammisecra	Not applicable	Head of Global Infrastructure and Networks
Claudio Machetti	Not applicable	Head of Global Energy and Commodity Management
Francesco Venturini	Not applicable	Head of Enel X
The Offeror has direct or indirect ownership interests in the following companies overseen by the CMF:
•
Enel Américas S.A., directly, as holder of 65% of its share capital;

•
Enel Chile S.A., directly, as holder of 64.9% of its share capital;

•
Enel Generación Chile S.A., indirectly through Enel Chile S.A., as holder of 93.55% of its share capital;

•
Enel Distribución Chile S.A., indirectly through Enel Chile S.A., as holder of 99.09% of its share capital;

•
Enel Transmisión Chile S.A., indirectly through Enel Chile S.A., as holder of 99.09% of its share capital;

•
Empresa Eléctrica Pehuenche S.A., indirectly through Enel Generación Chile S.A., as holder of 92.65% of its share capital.

•
Enel Colina S.A., indirectly through Enel Distribución Chile S.A. and Enel Chile S.A., as holder of 100% of its share capital;

•
Empresa de Transmisión Chena S.A., indirectly through Enel Transmisión Chile S.A. and Enel Colina S.A., as holders of 100% of its share capital; and

•
Enel Green Power Chile S.A., directly and indirectly through Enel Chile S.A., as holder of 100% of its share capital (other than own shares held by Enel Green Power Chile S.A.).

In addition, the information relating to the Offeror’s shareholdings in other companies and the identification of the Offeror’s related persons is detailed in the list contained in the Annex to this Prospectus.
Major shareholders of the Offeror.
The shareholding structure of the Offeror is dispersed and does not have a controlling shareholder de jure.

As of the date of this Prospectus, based on the register of shareholders of the Offeror, the communications sent to the Commissione Nazionale per le Società e la Borsa (CONSOB) (the Italian public authority responsible for regulating the Italian financial market) and to the Offeror in accordance with the provisions of Article 120 of the consolidated Italian financial law and regulations for issuers issued by CONSOB and adopted in resolution number 11971/1999, as well as other available information, the shareholders with a participation in the share capital of the Offeror greater than 3% are as follows:
Shareholders	% of share capital	% of shares with voting rights
Ministry of Economy and Finance of Italy	23.585%	23.585%
BlackRock Inc.	5.000%	5.000%
Capital Research and Management Company	5.03%	5.03%

ECONOMIC AND FINANCIAL BACKGROUND OF THE OFFEROR
Main Activities and Businesses.
Enel S.p.A. is an Italian utility company with multinational operations, whose main business is the production, distribution and sale of electricity, focusing mainly on Europe and Latin America. Enel operates in 32 countries across five continents, producing energy through managed installed capacity of 87 GW, including more than 47 GW from renewable sources, making Enel the largest private renewable energy operator in the world. Enel is the largest network operator, distributing electricity to more than 74 million end-users. With almost 70 million customers worldwide, Enel has the largest customer base among its European competitors. Enel is listed on the “Mercato Telematico Azionario”, organized and managed by Borsa Italiana S.p.A.
Financial Information.
Set out below is consolidated financial information of the Offeror for the years ended December 31, 2019 and 2018, respectively, prepared based on the balance sheet and income statement for each period. In addition, since as at the date of this Prospectus the information as at December 31, 2020 has not yet been finalized, audited and approved, the information available as at September 30, 2019 and 2020, prepared based on the balance sheet and income statement for each period, is set out below:
Consolidated Balance Sheet (in millions of €)
	Dec-2019	Dec-2018	Sep-2020(1)	Sep-2019(1)
Total current assets	36,804	36,575	33,838	36,050
Total non-current assets	134,622	128,849	129,311	133,910
Total assets	171,426	165,424	163,149	169,960
Total current liabilities	40,491	40,755	40,398	39,061
Total non-current liabilities	83,997	76,817	79,337	83,068
Total shareholders’ equity	46,938	47,852	43,414	47,831
Total liabilities and shareholders’ equity	171,426	165,424	163,149	169,960

Consolidated Income Statement (in millions of €)
	Dec-2019	Dec-2018	Sep-2020(1)	Sep-2019(1)
Total revenue	80,327	75,575	48,050	59,332
Total costs	72,716	66,207	40,523	52,107
Net Income/(Expense) from commodity risk management	-733	532	-552	-3,026
Operating profit	6,878	9,900	6,975	4,199
Financial Income	2,566	1,699	1,720	2,009
Income before taxes	4,312	8,201	5,255	2,190
Income taxes	836	1,851	1,576	647
Net Income	3,476	6,350	3,679	1,543
Attributable to shareholders of the Parent Company	2,174	4,789	2,921	813
Attributable to non-controlling interests	1,302	1,561	758	730
Earnings per share (€/share)	0.21	0.47	0.29	0.08

(1)
Not yet audited

Financial Ratios (in millions of €)
	Unit	Dec-2019	Dec-2018	Sep-2020(1)	Sep-2019(1)
Liquidity
Current Liquidity	Times	0.91	0.90	0.84	0.92
Debt
Short-Term Debt to Total Liabilities	%	12.0%	12.5%	17.9%	14.3%
Long-Term Debt to Total Liabilities	%	88.0%	87.5%	82.1%	85.7%
Return
Return on equity	%	7.4%	13.3%	8.5%	3.2%
Return on assets	%	2.0%	3.8%	2.3%	0.9%

(1)
Not yet audited

Listing on Stock Exchanges.
The Offeror’s shares are traded on the Italian regulated market for financial instruments called “Mercato Telematico Azionario”, organized and managed by Borsa Italiana S.p.A.

PREVIOUS RELATIONS BETWEEN THE OFFEROR AND ENEL AMÉRICAS
Ownership.
The Offeror currently holds 49,456,102,073 Shares in Enel Américas, representing 65% of its share capital, being its direct controlling shareholder.
Manner and time period in which the Offeror acquired its shares in Enel Américas.
Since 2009, the Offeror has been the controlling shareholder of Enel Américas. Through corporate reorganizations of its activities in Iberia and Latin America in 2014, the reorganization of its Latin American business in 2016 to group its Chilean and foreign businesses in Argentina, Brazil, Colombia and Peru by geographic focus and an internal merger in 2017, Enel became the direct owner of 51.8% of Enel Américas.
Starting in October 2018, Enel entered into a series of share swap transactions with a financial institution in order to increase its ownership percentage of Enel Américas. As a result of these transactions, Enel increased its stake in Enel Américas to 56.8% in April 2019.
During 2019, Enel Américas carried out a capital increase that included preemptive rights offering periods to subscribe for its Shares and ADSs. Pursuant to such pre-emptive offers, Enel subscribed for 10,933,860,086 Shares through the exercise of pre-emptive subscription rights at a price of approximately US$0.16 per share. Following the completion of the preemptive rights offering, Enel directly owned 57.26% of Enel Américas.
Between June 2019 and August 2020, Enel entered into a series of additional share swap transactions with a financial institution to increase its ownership percentage of Enel Américas. By virtue of these acquisitions, Enel reached 65.00% ownership of Enel Américas.
Significant relationships.
This Offer is made in the context of the process of the acquisition of assets and liabilities through the merger by incorporation of EGP Américas into Enel Américas, and a Public Offer for the Acquisition of Shares (OPA) to be made by the Offeror, in order to acquire up to 7,608,631,104 Shares issued by Enel Américas held by the minority shareholders of the latter. The Merger was approved at the Extraordinary Shareholders’ Meeting of Enel Américas on December 18, 2020. The minutes of the aforementioned Extraordinary Shareholders’ Meeting are recorded in a public deed dated January 20, 2021, granted at the Santiago Notary Public’s Office of Mr. Iván Torrealba Acevedo, an extract of which was registered in the Commercial Register of the Santiago Real Estate Registry on page 9,902 No. 4,469, corresponding to the year 2021, and was published in the Official Gazette on February 3, 2021.
The purpose of the Merger is the integration by Enel Américas of the business, shareholdings, assets and liabilities associated with non-conventional renewable energy generation projects in Central and South America (except Chile) (the “Latin American NCRE Business”) that were owned by the Italian company Enel Green Power S.p.A.
The intention to initiate and evaluate the Merger process was disclosed by means of an “essential fact” dated September 21, 2020. The specific terms and conditions of the Merger, of the stages that comprise it, as well as the conditions to which the effectiveness of each of its stages is subject, are described in the document entitled “Terms and Conditions of the Merger”, available for consultation by shareholders and the market in general on the websites of Enel Américas (www.enelamericas.com). The document entitled “Terms and Conditions of the Merger” was approved by the shareholders of Enel Américas, as indicated below.
As agreed at the Extraordinary Shareholders’ Meeting of Enel Américas that approved the Merger, the Merger was subject to the fulfilment of the following conditions precedent:
(a)
That the shareholders of Enel Américas have approved the Merger as a Related Party Transaction, the Merger and the amendment of the bylaws as a result of which the provisions of Title XII of Decree-Law No. 3,500 of 1980 shall cease to be applicable to the company, eliminating all the corresponding limitations and restrictions and, in particular, the limitation that a shareholder may not hold more than 65% of the voting capital in Enel Américas, with the quorums established for each case by Law No. 18,046 on Corporations (“Corporations Act”) and the Enel Américas bylaws;
(b)
That the partial spin-off of Enel Green Power S.p.A. should take effect in accordance with Italian law;

(c)
That the international merger by incorporation of the Italian company Enel Rinnovabili SRL into the Chilean company EGP Américas is approved by the shareholder of EGP Américas and Enel Rinnovabili SRL, and that it take effect in accordance with Chilean and Italian law, with the document entitled “Deed of Effectiveness of the International Merger” being executed for these purposes;

(d)
That the right of withdrawal that may be exercised by the shareholders of Enel Américas in connection with the Merger does not exceed 10% of the shares issued with the right to vote by said company;

(e)
That the Shareholders’ Meeting of EGP Americas has approved the Merger;

(f)
There is no judicial or administrative ruling or resolution aimed at, or claim, action or proceeding that is pending and that can reasonably be expected to result in: (i) prohibiting or materially preventing the Merger or any of the other actions that comprise the Merger transaction; or (ii) imposing material limitations on Enel Américas when exercising all property rights over the assets of EGP Américas that are assigned to Enel Américas pursuant to the Merger; (iii) imposing limitations on Enel Américas to continue developing or operating any of the projects owned by EGP Américas on the date of the Merger; and in general any other action by a court, superintendence, service or other competent authority that results in any of the consequences indicated in (i) to (iii) above; and

(g)
That the authorizations and consents and/or registrations that by law or contract must be obtained or made for the Merger to be effective have been obtained or made, whether in Italy, Chile or in any other jurisdiction in which such authorization, consent or registration is required to be obtained for the effectiveness of the Merger, including, but not limited to, those authorizations, consents and registrations set out in Schedule 5.3.1(g) to the document entitled “Terms and Conditions of the Merger”. In any event, such authorizations, consents and/or registrations shall constitute a condition precedent to the effectiveness of the Merger only to the extent that the absence of such authorizations, consents and/or registrations would have a material adverse effect on the Merger.

According to the minutes of the Extraordinary Shareholders’ Meeting of Enel Américas that approved the Merger, the condition set out in letter (b) above was already fulfilled at the time of holding that meeting. Enel Américas reported the compliance with the remaining conditions by means of “essential facts” dated December 21, 2020, January 21, 2021, February 1, 2021 and March 5, 2021. Likewise, by means of an “essential fact” dated March 5, 2021, Enel Américas disclosed that Enel Américas and EGP Américas on the same date executed a single public deed of declaration, evidencing the fulfilment of each and every one of the conditions precedent to which the effectiveness of the Merger was subject (the “Public Deed of Compliance with the Conditions of the Merger”), and that the Merger will therefore take effect on April 1, 2021, that is to say, on the first day of the month following the date on which the Public Deed of Compliance with the Conditions of the Merger was granted, as approved by the aforementioned extraordinary shareholders’ meeting of Enel Américas, and that on April 1, 2021, together with the Merger, the amendment to the bylaws of Enel Américas approved at that meeting shall take effect, consisting of the elimination of the limitations and restrictions established in the bylaws by the application of Title XII of Decree-Law No. 3,500 of 1980, and in particular, the limitation that a shareholder may not hold more than 65% of the voting capital in Enel Américas.
Previous communications in relation to the Offer.
In a letter dated September 21, 2020, the Offeror advised that its board of directors received favorably Enel Américas’ proposal regarding the possible integration into Enel Américas of Enel’s Latin American NCRE Business, which should be carried out under the following conditions: (i) the integration must necessarily be carried out at market values and taking into account future developments in the sector; (ii) the integration takes place through a transaction such as a merger; and (iii) that, in order for the merger to be viable, the shareholding concentration limit set out in Enel Américas’ bylaws be eliminated.
By virtue of the communication received from the Offeror referred to in the preceding paragraph, the Board of Directors of Enel Américas, at an ordinary meeting of shareholders held on September 21st, unanimously agreed by its members to formally commence the Merger aimed at the acquisition by Enel Américas of Enel’s Latin American NCRE Business.
Subsequently, the board of directors of Enel Américas, in an ordinary meeting held on November 26th, unanimously agreed to update the document entitled “Terms and Conditions of the Merger” with regard to the completion of the conditions precedent for the materialization of the merger and the preservation of value between the merging companies.
Finally, by means of an extraordinary shareholders’ meeting held on December 18, 2020, the shareholders of Enel Américas resolved, among other matters, (i) to approve, in accordance with the terms of Title IX of the Corporations Act and paragraph 3 of Title IX of the Corporations Regulation, the Merger; (ii) to approve, pursuant to the terms of Title XVI of the Corporations Act, the Merger as a Related Party Transaction; and (iii) approve the following amendments to the Enel Américas bylaws: (a) eliminate the limitations and restrictions established in the bylaws by the application of Title XII of Decree-Law No. 3,500 of 1980, and in particular, the limitation that a shareholder may not hold more than 65% of the voting capital in Enel Américas; (b) reflect the resolutions relating to the Merger, replacing for such purposes Articles Five and the First Transitional Article of the bylaws; and (c) issue a consolidated text of the bylaws of Enel Américas incorporating the aforementioned amendments.
As a result of the Merger approved in accordance with the aforementioned terms, the Offeror shall receive 31,195,387,525 Enel América shares, increasing its interest in said company by approximately 10.2% to approximately 75.2%.

AIM OF THE OFFER AND BUSINESS PLAN
Aim of the Offer.
It is the Offeror’s intention to acquire under this Offer and under the U.S. Offer an aggregate amount of up to 7,608,631,104 of the shares comprising the current share capital of Enel Américas, pro rated to the number of shares that each of the acceptors of both Offers agrees to sell, for this purpose applying the pro rata factor described below in the Section “Shares; Markets; Amount; Proration” of this Prospectus.
The Offer is made in the context of the Merger process described in the Section “Prior Relationships between the Offeror and Enel Américas — Significant Relationships” in this Prospectus. By virtue of the structure of this Offer, the Offer is intended to offer Enel Américas shareholders the opportunity to sell their shares at a price in excess of $109.79 per share that, in accordance with the law, Enel Américas offered to shareholders who decided to exercise their withdrawal rights in connection with the Merger transaction.
Business Plan
In view of the fact that the Offeror is already the controlling shareholder of Enel Américas, this Prospectus does not include a business plan for the next 12 months projected by the Offeror for Enel Américas and its subsidiaries.
Notwithstanding the foregoing, the Offeror declares that it intends to maintain, at least within the next 12 months, the registration of Enel Américas in the Securities Register of the CMF and that the shares of Enel Américas will continue to be publicly traded.
Agreements with Shareholders
Except as indicated in the Section “Previous Relationships between the Offeror and Enel Américas — Significant Relationships” and “Previous Relationships between the Offeror and Enel Américas — Previous Contacts” in this Prospectus, the Offeror has no other agreements with the shareholders of Enel Américas to participate with equal interest in such company, nor a commitment to negotiate that in the future.

CHARACTERISTICS OF THE OFFER
Total Amount of the Transaction
The total amount of the Offer is $1,065,208,354,560 (one trillion, sixty-five billion, two hundred and eight million, three hundred and fifty-four thousand, five hundred and sixty pesos) in the event of the acquisition of 7,608,631,104 (seven billion, six hundred and eight million, six hundred and thirty-one thousand, one hundred and four) Shares issued by Enel Américas (including those in the form of ADSs), at a rate of $140 for each Enel Américas Share sold under the Offer, payable in pesos, the Chilean legal tender, and in its U.S. dollar equivalent in respect of the U.S. Offer.
Shares; Markets; Amount; Proration
The Offer is for up to 7,608,631,104 of the issued, currently subscribed and paid for shares of Enel Américas, which as of the date of publication of the Notice of Commencement amount to a total of approximately 10% of the subscribed and paid-up shares of Enel Américas.
The Offer is made in Chile. Together, pursuant to the Exchange Act and considering that the ADSs representing Shares are registered with the U.S. Securities and Exchange Commission and are traded on the New York Stock Exchange (NYSE), the Offeror will make the Offer in the US to acquire up to the same maximum amount (i) of the Shares held by shareholders in the US and (ii) of the ADSs, wherever the ADS holders reside, all in accordance with the rules applicable to “Tier II” Offers under Regulation 14d-1(d) of the Exchange Act.
In the event that the number of Shares included in the acceptances, taking into account both acceptances under the Offer and under the U.S. Offer, should exceed the number of 7,608,631,104 Shares (including those in the form of ADSs), the Offeror will purchase the offered Shares pro rata to the number of Shares offered for sale by each of the accepting shareholders, applying the proration factor resulting from the following formula: the number of Shares offered to be acquired by the Offeror (7,608,631,104 Shares) will be divided by the number of Shares resulting from the sum of (a) the total number of Shares to be accepted for sale under the Offer, and (b) the total number of Shares held by shareholders in the US and Shares represented by ADSs which their respective holders agree to sell under the U.S. Offer. Consequently, in that event, the number of Shares to be acquired from each of the acceptors under the Offer will correspond to the result of multiplying the number of shares that the respective acceptor has agreed to sell in the Offer by the factor resulting from the formula described above, with the acquisition being made only for the whole number of shares resulting from the formula indicated above.
Offer period
The Offer has a term of 30 calendar days, commencing on March 15, 2021 at 9:30 a.m. and expiring on April 13, 2021 at 5:30 p.m.
The Offeror reserves the right to extend the Offer period pursuant to Article 205 of the Securities Market Law. If the Offeror extends the Offer period, it shall inform the interested parties of such extension by means of a notice to be published no later than the day before the Expiration Date in the newspapers El Mercurio and El Mostrador.
Date and Newspapers for Publication of the Notice of Results
The Offeror shall communicate the result of the Offer by means of the Notice of Results to be published by the Offeror on the third day after the Expiration Date.Accordingly, the Notice of Outcome must be published on April 16, 2021.
The Notice of Results will contain the total number of Shares offered for sale and acquired by the Offeror, the proration factor and the percentage ownership of the Offeror to be reached as a result of the Offer.
The publication of the Notice of Results will be made in the same newspapers in which the Notice of Commencement of the Offer was published, that is, in the newspapers El Mercurio and El Mostrador.

Recipients
The Offer is addressed to all shareholders of Enel Américas who hold fully subscribed and paid for shares in Enel Américas during the Offer period. Such Shares must comply with the provisions of the Section “Procedure for Acceptance of the Offer — Status of Offered Shares” in this Prospectus.
Materialization System
The transaction will occur on the stock exchange, through the Firm Offer Package System (Sistema de Ofertas a Firme en Bloque) of the BCS, in accordance with the rules and procedures established by the CMF, available at BCS’ trading terminals from Monday to Friday, excluding public holidays, and whose hours for submission of acceptance orders of the Offer to the Firm Offer Package System is from 9:30 a.m. to 6:30 p.m., except on the last day of the Offer period, when it will close at 5:30 p.m. (“the Stock Market Opening and Closing Hours”). Persons wishing to sell their shares to the Offeror in connection with the Offer must submit their acceptances within the Offer period in the manner set out in the Section “Procedure for Acceptance of the Offer” in this Prospectus.
The acquisition of the Shares by the Offeror will occur on the date of publication of the Notice of Results. Pursuant to the provisions of Article 212 of the Securities Market Law, the date of the acceptances and of the formalization of each disposal of securities will be the date of publication of the aforementioned Notice of Results. The settlement of the transaction shall occur on a bilateral basis.
Upon receipt and review of the documentation indicated in the Section “Procedure for Acceptance of the Offer” in this Prospectus with regard to the Shares of each shareholder, the Offeror or the Administrator of the Offer, as the case may be, shall proceed to request the registration of such shares in the name of the Offeror in the Register of Shareholders of Enel Américas (“Register of Shareholders”), which is administered by DCV Registros S.A. The foregoing shall be without prejudice to the right of withdrawal of each shareholder provided for in the Section “Right of Withdrawal” in this Prospectus.

PRICE AND PAYMENT TERMS
Price.
The price to be paid under the Offer is $140 for each Enel Américas Share, payable in Chilean pesos, the Chilean legal tender.
Control Premium.
This Offer is not aimed at acquiring control of Enel Américas, since the Offeror is currently the controller of Enel Américas.
Notwithstanding the foregoing, it is hereby stated for the record that the control premium, calculated in accordance with Article 199 of the Securities Market Law, amounts to 22.2% considering a market price of the Share of $114.58, considering April 16, 2021 as the date on which the acquisition of the Shares would take place.
To reference the trading prices of Enel Américas shares on the Santiago Stock Exchange — Securities Exchange and Chilean Electronic Exchange, Securities Exchange during the last 2 years, please refer to the Section “Market Price of the Shares” in this Prospectus.
Method of Payment.
The Offer price will be paid in pesos, the local currency in Chile, as follows:
(i)
To shareholders who have indicated their intention to participate in the Offer by virtue of sell orders submitted to the Administrator of the Offer, by electronic transfer of funds to the account indicated by each shareholder at the time of submitting their acceptance of the Offer to the Administrator of the Offer. In the event that a shareholder does not indicate a current account at the above-mentioned time, payment shall be made by means of a non-endorsable bank demand draft or a nominative check made out to the respective shareholder.

(ii)
To shareholders who expressed their intention to participate in the Offer by virtue of sell orders submitted to securities dealers other than the Administrator of the Offer, by electronic transfer to the bank accounts indicated by such securities intermediaries.

The price shall not accrue any adjustment or interest.
Time and Place of Payment.
The price for the acquired Shares will be paid on the second trading day following the publication of the Notice of Results, that is, on April 20, 2021.
The corresponding price will be paid by electronic transfer in the name of the shareholder or the participating broker, as the case may be, or, if no account has been indicated in the manner described above in this Prospectus, by means of a non-endorsable bank demand draft or a nominative check issued in the name of the respective shareholder or the participating broker, as the case may be, which will remain at their disposal and may be collected from the offices of BTG Pactual Chile S.A. Corredores de Bolsa located at Avenida Costanera Sur N°2730, 23rd Floor, Las Condes, Santiago, from Monday to Thursday between 9:00 a.m. and 5:30 p.m. and Friday between 9:00 a.m. and 4:00 p.m., except on public holidays.

PROCEDURE FOR ACCEPTING THE OFFER
State of the offered shares
The accepted Shares shall be registered in the name of the acceptor or its participating broker in the Shareholders Registry of the Company, duly subscribed and paid for and free of encumbrances, prohibitions, liens, litigation, injunctions, conditions precedent or subsequent, preferential rights of third parties, any in rem or personal right in interest of third parties contrary to the Offeror rights and, in general, of any other circumstances which may limit or hinder their free assignment, transfer or domain (the “Encumbrances”).
Formalities for the acceptance of the Offer and documents required.
Those shareholders of Enel Américas accepting the Offer shall indicate the same only during the valid term or its relevant extension, via a written sale order, subject to the terms and conditions of the Offer, which such shareholder must deliver directly to the Offer Administrator at its offices located at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, Chile at the times indicated in the Chilean Prospectus or at the offices of any other participating broker, from Monday to Friday, within the Stock Market Opening and Closing Hours.
The shareholder delivering his or her written acceptance of the Offer shall simultaneously execute a custodian transfer for the totality of the Shares subject to the Offer that such shareholder is willing to sell, in favor of the Offer Administrator, or in favor of the facilitating broker, as applicable, who shall make the necessary arrangements to take into custody the Shares subject to the Offer and, in the case of brokers other than the Offer Administrator, deliver them to the Offer Administrator in the terms of the Offer.
Likewise, each shareholder shall deliver to the Offer Administrator, or to the relevant participating broker, the following documents:
(i)
Original título(s), or share certificates, for the tendered Shares of Enel Américas in their possession, or a certificate issued by the Share Department of Enel Américas (DCV Registros S.A., Avenida Los Conquistadores 1730, 24th Floor, Providencia, Santiago, Chile, telephone 56-22393-9000), certifying that the título(s), or share certificates, have not been issued or that they are deposited with the Depósito Central de Valores S.A., Securities Depository;

(ii)
A certificate issued by the Share Department of Enel Américas (DCV Registros S.A., Avenida Los Conquistadores 1730, 24th Floor, Providencia, Santiago, Chile, telephone 56-22393-9000), issued no later than 10 (ten) days from the date of delivery to the Offer Administrator or the relevant participating broker certifying that in its records the Shares are not affected by any Encumbrance and therefore the Shares may be registered under the name of the Offer Administrator or the relevant participating broker;

(iii)
A copy of both sides of the identity card of the shareholder or its representative, or of the legal representative of the shareholder if the shareholder is a legal entity, which original shall be provided at the moment of executing the acceptance. The copy must be certified as a true copy by a public notary or checked by the Office Administrator or the corresponding participating broker;

(iv)
Original or authorized copy of the valid power of attorney with which the representatives act on behalf of the shareholders, which shall contain sufficient representative authority, granted or authorized by a notary public; and

(v)
Authorized copy of all the legal documents of the shareholders which are legal entities, including its formation documents and amendments thereto, and existing authorizations and other pertinent resolutions, as well as an authorized copy of all the documents evidencing the legal capacity of its representatives, dated no more than 60 days from the date of delivery.

Additionally, the acceptor shall complete and sign a client form (pursuant to Section II.1 of General Rule No. 380 of the CMF), if that shareholder has not signed one before with the Offer Administrator or the respective participating broker, in accordance with the relevant CMF regulations.

The documents required for shareholders to accept the Offer will be delivered to the Share Department of Enel Américas (DCV Registros S.A., Avenida Los Conquistadores No. 1730, 24th Floor, Providencia, Santiago, Chile, tel. no. 56-22393-9000) for registration of the Shares sold in the Offer under the name of the Offer Administrator.
If a transfer of Shares is objected to for any legal reason for failure to comply with the terms and conditions of this Offer, and the objection is not remedied within the term of the Offer, the respective acceptance will be automatically cancelled and deemed as never made. In such cases, the Administrator of the Offer or the respective participating broker shall immediately return to the shareholder the share certificates and any other documents delivered, and those shareholders shall not be entitled to any kind of indemnification, payment or reimbursement, nor shall the same imply an obligation or responsibility of the Offeror, its proxies, agents, advisors or representatives.
Participating brokers other than the Offer Administrator shall take into their respective custody the relevant Shares and, as the case may be, shall formulate one or more acceptances to the Offer Administrator in the terms indicated in this section, which shall be delivered jointly with the other documents identified herein. It is the responsibility of each participating broker to verify the existence and accuracy of the documents mentioned in this Section, with respect to its customers.
The administrators of pension funds and mutual funds, for the funds administered by them, as well as the other institutional investors who are required to maintain their investments in their name until the sale of the same, who decide to participate in the Offer hereunder, shall be governed by the procedures and mechanisms provided in the applicable regulations and shall deliver the acceptance of the Offer to the Offer Administrator’s office, during the valid term of the Offer or its extension, it not being necessary for them to deliver a share transfer nor the delivery of titles mentioned in number (i) above. In any event, such documents shall be delivered jointly to the Offer Administrator with the payment of the corresponding institutional investor of the price for the Shares sold in this process.
The Offeror shall not pay any broker, dealer, agent, custodian or representative other than the Offer Administrator any commissions for sale orders received by the shareholders.
Return of Shares.
In the event that the Offer expires by reason of the occurrence of a Ground for Expiration to which the Offer is subject, the Shares tendered under the Offer, as well as all the other documents required for acceptance and the executed transfer document shall be made immediately available to the tendering shareholders, or to their respective participating brokers at the offices of the Offer Administrator stated in this Prospectus, without generating any right to an indemnification, payment or reimbursement for the shareholders that have accepted the Offer, nor shall the same imply an obligation or responsibility of the Offeror, its proxies, agents, advisors, or representatives.

GROUNDS FOR EXPIRATION OF THE OFFER
Pursuant to Article 210 of the Securities Market Law, the Offeror subjects the Offer to the conditions set out below (the “Grounds for Expiration”), which, if any occur during the Offer period, shall entitle the Offeror to consider the Offer lapsed and revoked on the Expiration Date.
THE FOLLOWING SHALL BE GROUNDS FOR EXPIRATION:
(a)   IF BY THE EXPIRATION DATE THE MERGER OF EGP AMÉRICAS INTO ENEL AMÉRICAS HAS NOT BECOME EFFECTIVE, IN ACCORDANCE WITH THE TERMS APPROVED AT THE EXTRAORDINARY SHAREHOLDERS’ MEETINGS OF ENEL AMÉRICAS AND EGP AMÉRICAS HELD ON DECEMBER 18, 2020; AND
(b)   IF THERE IS ANY PENDING JUDGMENT OR RESOLUTION WITH THE AIM OF, OR DEMAND, ACTION OR PROCESS, WHETHER JUDICIAL OR ADMINISTRATIVE, WHICH COULD REASONABLY BE EXPECTED TO: (I) PROHIBIT OR MATERIALLY IMPEDE THE IMPLEMENTATION OF THE OFFER; (II) IMPOSE MATERIAL LIMITATIONS ON THE OFFEROR TO ACQUIRE SHARES OF ENEL AMÉRICAS, INCLUDING ANY MATERIAL RESTRICTION WITH RESPECT TO THE MERGER AND/OR THE AMENDMENT OF ENEL AMÉRICAS’ BYLAWS OR (III) IMPOSE MATERIAL LIMITATIONS ON THE OFFEROR’S EFFECTIVE EXERCISE OF ALL PROPERTY RIGHTS OVER THE ENEL AMÉRICAS SHARES, INCLUDING THE RIGHT TO VOTE SUCH SHARES, AND IN GENERAL ANY OTHER ACTION BY A COURT, DEPARTMENT OR OTHER COMPETENT AUTHORITY RESULTING IN ANY OF THE EFFECTS LISTED IN CLAUSES (I)  – (III) ABOVE.
The aforementioned conditions have been established for the sole benefit of the Offeror, who may waive them at its sole discretion at any time prior to the publication of the Notice of Results.
Should any of the Grounds for Expiration occur during the Offer period, and with the Offeror not having waived it, the Offeror shall disclose the fulfilment of such Ground for Expiration by publishing a notice in the same newspapers in which the Notice of Commencement was published. Such publication shall be made within 3 days following the occurrence of any of the events indicated in the respective Ground for Expiration and, in any event, no later than the day after the Expiration Date.
In the event that the Offer expires in accordance with the terms of this Prospectus, Shares surrendered by shareholders who have accepted the Offer will be returned in the manner set out in the preceding Section “Procedure for Acceptance of the Offer — Devolution of Shares” in this Prospectus.

RIGHT OF WITHDRAWAL
Pursuant to Article 211 of the Securities Market Law, shareholders who have accepted the Offer may withdraw their acceptance, in whole or in part, up until the expiration of the Offer period, that is, until the Expiration Date, by means of a written communication delivered by the shareholder or the participating broker acting on their behalf, at the offices of the Administrator of the Offer, during the Stock Market Opening and Closing Hours.
Once the above-mentioned communication has been delivered in due time and form to the Administrator of the Offer, the letter of acceptance, the documents attached thereto and the transfers signed by the shareholder at the time of accepting the Offer shall be returned to the shareholder or participating broker involved, as the case may be.
Likewise, in accordance with Article 212 of the Securities Market Law, the shareholders who have accepted the Offer may withdraw their acceptance if the Offeror does not publish the Notice of Results on the third day following the expiration of the Offer period, in accordance with the provisions of the first paragraph of the aforementioned article. In any case, the Offeror’s declaration may not be granted more than 15 days after the Expiration Date. If this does not occur, it shall be understood that the Offeror has committed a serious breach of its obligations.
Finally, it is noted that in the event that any shareholder should withdraw their acceptance in the manner set out in this Section, the respective Shares will be returned to them as soon as they give written notice of their withdrawal.

FINANCING OF THE OFFER AND GUARANTEE
Financing of the Offer
The Offeror shall finance the Offer with the Offeror’s own resources, as well as with resources committed to the Offeror from available credit lines. Consequently, the validity of the Offer is not conditional on obtaining any financing.
Guarantees
The Offer does not contemplate the existence of any guarantee under the terms of Article 204 of the Securities Market Law.

ADMINISTRATOR OF THE OFFER AND INDEPENDENT ADVISORS TO THE OFFEROR
Administrator of the Offer
The Offeror shall act, for all purposes of the Offer, through BTG Pactual Chile S.A. Corredores de Bolsa, in the line of business indicated by its name (stock brokers), RUT No. 84.177.300-4 located at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago.
For these purposes, the Administrator of the Offer is vested with the following powers: (i) act as the agent of the Offeror in the Offer; (ii) receive acceptances made by shareholders; (iii) answer any queries raised regarding the mechanisms and conditions of the Offer; (iv) make transfers in trust; (v) deposit the shares it receives in the Central Securities Depository, Securities Depository; (vi) reject acceptances that do not comply with the requirements set out in the Offer; and (vii) in general, any and all activities that are necessary to bring the transaction to fruition.
Independent Advisors to the Offeror
In formulating its Offer, the Offeror has been advised by the following independent professionals:
(i)
BTG Pactual Chile S.A. Corredores de Bolsa, in the line of business indicated by its name (stock brokers), RUT No. 84.177.300-4 located at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago.

(ii)
Cariola Díez Pérez-Cotapos SpA, law firm, RUT No. 79.589.710-0, located at Avenida Andrés Bello 2711, 19th Floor, Las Condes, Santiago.

RISK FACTORS AND MARKET INFORMATION
Risk Factors.
In the Offeror’s opinion, given the method of payment of the price in cash, there are no risks linked to the Offer.
Impact of the Offer on the Shares.
Shareholders who have not accepted this Offer may trade their Enel Américas shares on the country’s stock exchanges for as long as they remain listed on those exchanges. The current market price of the shares may, however, be influenced by the fact that the Offeror has publicly announced its decision to launch the Offer. It is therefore uncertain whether the share price will remain at its previous level, or whether it will increase or decrease after the Offer is executed.
The execution of the Offer is likely to cause a reduction in the free float of Enel Américas shares. Therefore, it is expected that after the execution of the Offer, the supply and demand for shares, and therefore also their liquidity, may decrease. Lower liquidity could lead to greater fluctuations in share prices and requests to buy and sell shares may not be executed in a timely manner, or at all.
Market Price of the Shares.
Enel Américas shares are traded on the Santiago Stock Exchange — Securities Exchange and Chilean Electronic Exchange, Securities Exchange. Set out below is stock market information relating to traded prices and volumes (in currency of each date) of Enel Américas shares during the 2-year period as described below:
Santiago Stock Exchange — Securities Exchange:
DATE	VOLUME TRADED (no. of shares)	SUM TRADED (M$)	CLOSING PRICE ($)
Mar-2019	1,597,193,635	188,773,082,522	120.98
Apr-2019	2,861,505,712	334,520,822,830	118.85
May-2019	1,503,968,314	165,971,287,255	113.00
Jun-2019	902,463,939	104,839,054,125	119.51
Jul-2019	1,980,977,822	231,673,603,632	116.16
Aug-2019	2,161,323,371	250,635,006,332	118.20
Sep-2019	2,057,499,808	259,490,553,718	133.50
Oct-2019	2,471,882,158	339,113,251,199	138.50
Nov-2019	2,794,861,026	412,187,124,521	154.44
Dec-2019	1,738,729,183	283,776,601,847	167.00
Jan-2020	1,752,053,584	289,477,523,791	157.70
Feb-2020	1,740,469,228	259,455,694,967	137.00
Mar-2020	2,990,507,806	354,573,856,675	104.60
Apr-2020	5,628,531,984	745,290,682,462	137.00
May-2020	4,057,018,649	505,402,821,008	116.50
Jun-2020	4,582,849,230	582,684,280,688	124.00
Jul-2020	1,907,572,526	234,137,148,204	117.46
Aug-2020	3,251,033,596	369,904,901,034	111.87
Sep-2020	2,106,751,389	230,874,335,877	102.00
Oct-2020	1,848,963,705	194,714,542,544	102.60
Nov-2020	1,653,110,560	186,094,412,784	110.60

DATE	VOLUME TRADED (no. of shares)	SUM TRADED (M$)	CLOSING PRICE ($)
Dec-2020	1,863,254,622	215,958,388,640	116.01
Jan-2021	1,446,305,076	167,606,087,012	110.51
Feb-2021	1,446,842,177	161,465,144,411	110.15
Chilean Electronic Exchange — Securities Exchange:
DATE	VOLUME TRADED (no. of shares)	SUM TRADED ($)	CLOSING PRICE ($)
Mar-2019	44,319,865	5,202,641,382	120.35
Apr-2019	71,547,087	8,574,388,077	118.05
May-2019	20,790,924	2,298,940,973	113.19
Jun-2019	20,330,669	2,342,756,483	118.50
Jul-2019	210,382,209	24,604,932,108	116.05
Aug-2019	89,787,086	10,431,570,136	118.09
Sep-2019	20,847,645	2,604,869,888	132.53
Oct-2019	84,307,097	11,544,205,472	138.37
Nov-2019	39,492,757	5,871,586,410	154.30
Dec-2019	63,447,885	10,345,510,109	164.52
Jan-2020	47,631,510	7,755,456,440	155.63
Feb-2020	15,774,673	2,340,522,123	137.98
Mar-2020	81,191,026	9,979,737,330	104.98
Apr-2020	518,835,873	68,545,275,149	135.11
May-2020	550,861,081	72,305,586,987	119.74
Jun-2020	168,002,909	22,044,295,385	125.50
Jul-2020	271,420,283	33,608,397,556	113.61
Aug-2020	171,704,195	19,684,746,851	112.98
Sep-2020	230,581,611	25,294,174,002	101.13
Oct-2020	157,139,076	16,576,617,386	100.80
Nov-2020	114,620,541	12,806,130,668	115.74
Dec-2020	89,747,706	10,399,822,408	116.50
Jan-2021	77,162,693	9,023,430,391	111.96
Feb-2021	72,999,377	8,150,967,109	110.98
Dividends
The dividends distributed by Enel Américas during the last two years have been as follows:
Type	Amount per share ($)	Total amount ($)	Payment date
Provisional	0.711	54,116,059,725	01-29-2021
Definitive	3.856	293,376,261,369	05-29-2020
Additional	3.448	262,366,277,202	05-29-2020
Provisional	1.250	95,144,407,233	01-24-2020
Definitive	3.419	196,415,626,953	05-17-2019
Additional	1.449	83,230,464,000	05-17-2019
Provisional	0.900	51,687,774,027	01-25-2019

The information contained in the two preceding Sections has been taken from public documents and reports, which have not been independently audited or verified by the Offeror or the Administrator of the Offer, so that neither the Offeror nor the Administrator of the Offer assumes any responsibility for the veracity of such information, nor for the failure of Enel Américas or the stock exchanges to disclose facts or background information affecting it or influencing its interpretation.
From the 2017 financial year onwards, in consideration of the fact that the Extraordinary Shareholders’ Meeting of Enel Américas held on April 27, 2017 approved the change of functional currency from Chilean pesos to US dollars, dividends distributed annually are expressed in US dollars. For purposes of presenting the dividends distributed by Enel Américas in Chilean pesos, the observed dollar rate as reported by the Central Bank of Chile on the respective payment date was used.
Tax considerations for Enel Américas shareholders.
Shareholders should consult their own legal and tax advisers to verify the legal, tax and exchange consequences of participating in and accepting the Offer before deciding to offer their Enel Américas shares. Shareholders should also consult the brokers, dealers, agents, custodians or nominees through which they participate in the Offer regarding withholding tax procedures, if any, as they may vary.
Neither the Offeror nor the Administrator of the Offer shall be liable for any legal, tax or exchange impact that adversely affects the shareholders of Enel Américas who accept the Offer. Shareholders who are foreign investors should also ask their own brokers, dealers, agents, custodians or representatives for information on such entities’ procedures for withholding taxes, if any, as they may vary.

INFORMATION LOCATIONS
Copies of the Prospectus for this Offer are available for interested parties at the following locations:
(i)
At the offices of the Administrator of the Offer, located at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, from Monday to Friday, between 9:00 a.m. and 5:30 p.m., and on the website www.btgpactual.cl.

(ii)
At the Financial Market Commission, located at Avenida Libertador Bernardo O’Higgins N° 1449, Torre 1, 1st Floor, Santiago, from Monday to Friday between 9:00 a.m. and 1:30 p.m. and on its website at www.cmfchile.cl.

(iii)
At the Santiago Stock Exchange, Securities Exchange, whose offices are located at Calle La Bolsa 64, Santiago, from Monday to Friday between 9:00 a.m. and 5:30 p.m.

(iv)
At the Chilean Electronic Exchange, Securities Exchange, whose offices are located at Calle Huérfanos 770, 14th Floor, Santiago, from Monday to Friday between 9:00 a.m. and 6:00 p.m.

(v)
At the offices of Enel Américas, located at Santa Rosa No. 76, commune and city of Santiago, Metropolitan Region, from Monday to Thursday between 9:00 am and 6:00 pm and Friday between 9:00 am and 3:00 pm, except holidays, and on the website www.enelamericas.com.

Alternatively, those wishing to obtain further information may visit the offices of BTG Pactual Chile S.A. Corredores de Bolsa located at Avenida Costanera Sur No. 2730, 23rd Floor, Las Condes, Santiago, or call (56 2) 25875450, Monday to Friday, between 9:00 a.m. and 5:30 p.m.
Any other information or publication relating to the Offer, including the Notice of Commencement, will be made in the newspapers El Mercurio and El Mostrador.

ANNEX TO THE PROSPECTUS
for the
PUBLIC OFFER FOR THE ACQUISITION OF SHARES
of
ENEL AMÉRICAS S.A.
by
ENEL S.p.A
Participation of the Offeror in other companies and individualization of the Offeror’s related parties
[Attached.]